DEXIA

08001035

RECEIVED

2008 MAR -3 A 10:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

February 11th, 2008

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press release of February 4th, 2008.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
MAR 0 6 2008
THOMSON FINANCIAL

Olivier Van Herstraeten
Secretary General
Dexia S.A.

3/4

Dexia SA
Place Rogier 11
B - 1210 Bruxelles

Tél. +32 2 213 57 00
Fax +32 2 213 57 01
www.dexia.com

Compte N° 068-2113620-17
RPM Bruxelles TVA BE 0458.548.296

1, Passerelle des Reflets
Tour Dexia La Défense 2
TSA 12203 - F - 92919 La Défense Cedex

Tél. +33 1 58 58 77 77
Fax +33 1 58 58 86 00

PRESS RELEASE

Dexia S.A. – 11, Place Rogier B-1210 Brussels / 1, Passerelle des Reflets, Paris-La Défense 2, F-92919 La Défense Cedex
Account nb. : 068-2113620-17 - RPM Brussels TVA BE 0458.548.296

1 PAGE

Brussels, Paris, 4 February 2008

DEXIA PROVIDES USD 500 MIO (EUR 340 MIO) ADDITIONAL CAPITAL TO FSA TO TAKE ADVANTAGE OF INCREASING OPPORTUNITIES IN PUBLIC FINANCE MARKET

Dexia and its subsidiary Financial Security Assurance Holdings Ltd. announced today that Dexia will contribute USD 500 million (EUR 340 million) additional capital to Financial Security Assurance Holdings Ltd., the holding company for monoline bond insurer Financial Security Assurance Inc. (FSA). These resources will add capacity for FSA to take advantage of increasing opportunities that have recently arisen in the U.S. municipal and public infrastructure finance markets. FSA's Triple-A ratings have been recently affirmed by Fitch, Moody's and Standard & Poor's with a stable outlook without consideration of this capital increase.

Demand for FSA-insured bonds has grown dramatically in recent months, leading to opportunities to write substantial new premiums at high returns on equity for core municipal bond issuers in both primary and secondary markets. These resources increase FSA's qualified statutory capital by 18.5% to $3.2 billion and bring total claims-paying resources to $7.2 billion.

"We have long held the view that maintaining a strong capital position well ahead of minimum rating agency Triple-A capital requirements is an important aspect of prudent risk management," said Robert P. Cochran, chairman and chief executive officer of FSA. "In a time when many monoline Triple-A ratings have come under pressure, we are happy that our strong risk culture has allowed us to maintain a solid position and that our shareholder shares our view about the very good business prospects that we have in the current environment".

This additional capital will have no impact on the Tier I ratio of Dexia and is expected to be increasingly EPS accretive as of 2009 (EPS neutral in 2008).

Axel Miller, CEO of Dexia said: "Over the last years, Dexia and FSA have deliberately refrained from being present in the most dangerous corners of the monoline universe. Given the shake-up of the financial guaranty competitive landscape and the significant value-creating opportunities which we are seeing every day in the US public finance market, it is now time to reinvest some of the dividends received from FSA over the last three years to put more capital at work and reap the benefits of FSA's prudent risk management in our core franchise."

Fourth quarter and full year 2007 earnings will be released by FSA on February 12 and by Dexia on February 29.

Press department Brussels +32 2 213 50 81
Press department Paris +33 1 58 58 77 81
Investor Relations Brussels +32 2 213 57 46
Investor Relations Paris +33 1 58 58 85 97

END